Cyberlux Corporation
                              4625 Creekstone Drive
                                    Suite 100
                             Research Triangle Park
                                Durham, NC 27703
                                 (919) 474-9700

                                                              September 15, 2006

VIA ELECTRONIC SUBMISSION
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

         Re:      Cyberlux Corporation (the "Company")
                  Registration Statement on Form SB-2
                  Initially Filed May 20, 2005
                  File No. 333-125111

Ladies and Gentlemen:

Please be advised that Cyberlux Corporation (the "Registrant") hereby requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Commission withdraw the Registrant's Registration Statement on Form SB-2 filed with the Commission on May 20, 2005, and amended on July 13, 2005 and November 9, 2005 (File No. 333-125111) (the "Registration Statement"). No securities were offered or sold pursuant to this Registration Statement. We request this withdrawal because the Company amended the terms of the private placement and will register the shares of common stock underlying such private placement on another registration statement. Please apply the Company's filing fee to its account with the SEC. If you have any questions concerning this matter, please contact Gregory Sichenzia at (212) 930-9700.

      Thank you for your assistance in this matter.

                                                    CYBERLUX CORPORATION

                                                    By:  /s/ DON EVANS
                                                        ----------------------
                                                         Don Evans
                                                         Chief Executive Officer